AUTOCHINA GROUP INC.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
AutoChina Group Inc.

We have audited the accompanying consolidated balance sheet of AutoChina Group Inc. and Subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of income, shareholders equity and comprehensive income, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Crowe Horwath LLP

Sherman Oaks, California
May 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
AutoChina Group Inc.

We have audited the accompanying consolidated balance sheet of AutoChina Group Inc. and Subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company was not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting.  Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoChina Group Inc, and Subsidiaries as of December 31, 2007, and the consolidated results of their operations and cash flows for each of the years in the two year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grobstein, Horwath & Company LLP

Sherman Oaks, California
November 26, 2008

AUTOCHINA GROUP INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2008	2007
Assets:

Current assets:
Cash and cash equivalents	$17,406	$12,820
Restricted cash	40,824	24,734
Accounts receivable	4,272	2,104
Inventories	37,463	26,910
Deposits for inventories	21,621	21,524
Prepaid expenses and other current assets	5,474	9,396
Due from affiliates	-	5,487
Due from unconsolidated subsidiary	529	-
Current maturities of net investment in sales-type leases	14,867	-
Deferred income tax assets	1,020	177
Assets of discontinued operations	-	6,755
Total current assets	143,476	109,907

Investment in unconsolidated subsidiaries	229	770
Property, equipment and leasehold improvements, net	26,907	18,030
Net investment in sales-type leases, net of current maturities	8,492	-
Net non-current deferred income tax assets	-	6
Goodwill	941	170

Total assets	$180,045	$128,883

AUTOCHINA GROUP INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share data)

	December 31,
	2008	2007
Current liabilities:
Floor plan notes payable - manufacturer affiliated	$12,379	$10,808
Floor plan notes payable - non - manufacturer affiliated	-	685
Notes payable	3,921	6,725
Trade notes payable	60,134	35,828
Notes payable, related parties	-	12,538
Accounts payables	19,637	1,324
Other payables and accrued liabilities	5,189	3,101
Due to affiliates	5,894	2,075
Customer deposits	3,224	5,527
Income tax payable	1,674	725
Liabilities of discontinued operations	-	5,281
Total current liabilities	112,052	84,617

Long term debt:
Net deferred income tax liabilities	405	-
Total liabilities	112,457	84,617
Minority interests	6,950	6,461

Shareholders’ equity:
Common stock - $0.001 par value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	-	-
Additional paid-in capital	35,921	24,479
Statutory reserves	741	62
Accumulated other comprehensive income	6,185	2,837
Retained earnings	17,791	10,427
Total shareholders’ equity	60,638	37,805

Total liabilities and shareholders’ equity	$180,045	$128,883

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2007	2006

Net Sales:
New automobiles	$365,916	$270,508	$145,960
Commercial vehicles	34,059	-	-
Parts and services	40,218	24,003	6,682
Insurance service, net	392	154	54

Total sales	440,585	294,665	152,696

Cost of sales:
New automobiles	351,037	258,610	139,437
Commercial vehicles	31,970	-	-
Parts and services	31,665	18,571	5,209

Total cost of sales	414,672	277,181	144,646

Gross profit	25,913	17,484	8,050

Operating expenses:
Selling and marketing	6,692	3,944	2,439
General and administrative	7,506	5,402	2,444
Other income, net	(836)	(355)	(97)

Total operating expenses	13,362	8,991	4,786

Income from operations	12,551	8,493	3,264

Finance income (expenses) :
Floor plan interest expense	(1,020)	(601)	(255)
Other interest expense	(1,785)	(1,510)	(468)
Interest income	2,799	288	125

Total finance expenses, net	$(6)	$(1,823)	$(598)

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
(In thousands, except share and per share data)

	Years Ended December 31,
	2008	2007	2006

Equity in (loss) earnings of unconsolidated subsidiaries	$(40)	$139	$417
Minority interests	(1,309)	(1,260)	(283)

Income before income taxes	11,196	5,549	2,800

Income tax provision (benefit)	3,009	983	(29)
Income from continuing operations	8,187	4,566	2,829
(Loss) income from discontinued operations, net of taxes	(144)	209	(87)

Net income	$8,043	$4,775	$2,742

Earnings (Loss) Per share – basic and diluted
Continuing operations	$8,187	$4,566	$2,829
Discontinued operations	$(144)	$209	$(87)
Net income	$8,043	$4,775	$2,742

Weighted average number of common shares – basic and diluted	1,000	1,000	1,000

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND

COMPREHENSIVE INCOME
(In thousands, except share and per share data)

	Common Stock		Additional Paid-in	Statutory	Retained	Accumulated Other Compre- hensive	Total Share- holders’	Compre- hensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Equity	Income
Balance as of January 1, 2006	1,000	$-	$6,095	$	$2,972	$78	$9,145
Capital contributions	-	-	10,002	-	-	-	10,002	-
Net income	-	-	-	-	2,742	-	2,742	$2,742
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	646	646	646
Appropriations to statutory reserves	-	-	-	5	(5)	-	-	-
Balance as of December 31, 2006	1,000	-	16,097	5	5,709	724	22,535	$3,388
Capital contributions	-	-	8,382	-	-	-	8,382	-
Net income	-	-	-	-	4,775	-	4,775	4,775
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	2,113	2,113	2,113
Appropriations to statutory reserves	-	-	-	57	(57)	-	-	-
Balance as of December 31, 2007	1,000	-	24,479	62	10,427	2,837	37,805	$6,888
Capital contributions	-	-	11,442	-	-	-	11,442	-
Net income	-	-	-	-	8,043	-	8,043	8,043
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	-	3,348	3,348	3,348
Appropriations to statutory reserves	-	-	-	679	(679)	-	-	-
Balance as of December 31, 2008	1,000	$-	$35,921	$741	$17,791	$6,185	$60,638	$11,391

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flow from operating activities:
Net income	$8,043	$4,775	$2,742

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,164	1,707	1,073
Gain on disposal of property, equipment and leasehold improvements	27	-	-
Deferred income taxes	(432)	(129)	(86)
Equity in earnings of unconsolidated subsidiaries	(190)	(139)	(417)
Minority interests	1,309	1,260	283
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(606)	(234)	(988)
Net investment in sales-type leases	(23,712)	-	-
Inventories	(6,615)	(2,103)	(10,576)
Deposits for inventories	2,122	(9,016)	5,260
Prepaid expense and other current assets	5,797	(1,310)	(4,610)
Floor plan notes payable - manufacturer affiliated	(3,813)	3,569	2,388
Trade notes payable	22,786	3,510	12,083
Accounts payable	13,734	373	(4,812)
Other payable and accrued liabilities	2,086	(3,350)	328
Customers deposits	(3,133)	179	654
Income tax payable	758	399	137
Net cash provided by (used in) discontinued operations	-	(223)	39
Net cash provided by (used in) operating activities	$21,325	$(732)	$3,498

AUTOCHINA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOW (CONTINUED)
(In thousands)

	Years Ended December 31,
	2008	2007	2006
Cash flow from investing activities:
Business acquisitions, net of cash acquired	$(3,638)	$(1,848)	$4,867
Investment in unconsolidated subsidiaries	-	(205)	(487)
Purchase of property, equipment, and leasehold improvements	(11,029)	(3,766)	(3,470)
Proceeds from the sale of property, equipment and leasehold improvements	1,726	96	64
Cash received from sale of unconsolidated subsidiaries’ equity	432	924	-
Cash received from sales of discontinued subsidiaries’ equity	1,986	332	-
Cash relinquished upon sales of discontinued subsidiaries’ equity	(5,368)	-	-
(Increase) decrease in restricted cash	(10,458)	1,152	(17,399)
Net cash used in investing activities	(26,349)	(3,315)	(16,425)
Cash flow from financing activities:
Floor plan borrowings - non - manufacturer affiliated, net	(720)	44	640
Proceeds from borrowings	21,710	2,937	1,563
Repayments of borrowings	(20,458)	-	(9,067)
Notes payable, related parties	-	(2,404)	12,283
Capital contributions	11,442	8,382	10,002
Dividends paid to minority shareholders	(3,805)	-	-
Others	-	809	711
Net cash provided by financing activities	8,169	9,768	16,132
Effect of foreign currency translation on cash	1,441	(350)	(285)
Net increase in cash and cash equivalents	4,586	5,371	2,920
Cash and cash equivalents, beginning of years	12,820	7,449	4,529
Cash and cash equivalents, end of years	$17,406	$12,820	$7,449
Supplemental Disclosure of Cash Flow Information:
Interest paid	$406	$1,890	$873
Income taxes paid	$2,856	$873	$37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

(1) DESCRIPTION OF BUSINESS

AutoChina Group Inc. (“AutoChina” or the “Company”) which was formerly known as KYF Inc., is a holding company incorporated in the Cayman Islands on July 26, 2007. The Company and its subsidiaries and variable interest entities (“VIE”) (collectively referred to as the “Group”) are an integrated automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of 15 new automobile franchises in 25 auto dealerships, which are located primarily in Hebei Province of the People’s Republic of China (the “PRC” or “China”). The Group offers an extensive range of automotive products and services, including new automobiles, auto maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, the Company commenced the business of commercial vehicle sales and leasing, which provides leasing services for customers to acquire heavy trucks in China, which the leases generally expire over 2 years. On August 8, 2008, the Company changed its name from KYF Inc. to AutoChina Group Inc.

The Company’s business is mainly operated by four companies, Hebei Hua An Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered VIEs and the Company is the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of the Company in the PRC.

As a result, the Auto Kaiyuan Companies are deemed to be subsidiaries of the Company under FASB Interpretation - FIN 46(R): Consolidation of Variable Interest Entities (as amended) (“FIN 46 (R)”). Details of the Enterprise Agreements are as follows:

Assignment of Voting Rights

The shareholder of the Auto Kaiyuan Companies irrevocably agreed to assign all of its voting rights to the Company for all business resolutions. As a result, the Company has direct control of the Board of Directors and has authority to appoint the majority of the Board of Directors which makes it the primary controlling shareholder of the Auto Kaiyuan Companies.

Management and Operating Agreement

The Company is engaged to exclusively manage and operate the sales and service of the 25 automotive dealerships held by the Auto Kaiyuan Companies, including the development of sales and marketing strategy, management of customer services, daily operations, financial management, employment issues and all other related operating and consulting services. Furthermore, the Auto Kaiyuan Companies agree that without the prior consent of the Company, the Auto Kaiyuan Companies will not engage in any transactions that could materially affect their respective assets, liabilities, rights or operations, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of their assets or intellectual property rights in favor of a third party or transfer of any agreements relating to their business operation to any third party. The management and operating agreement was entered on  November 26, 2008, has a term of 10 years and will be extended for another 10 years automatically unless the Company files a written notice at least 3 months prior to the expiration of this agreement.

Equity Interest Transfer Agreement

The shareholder of the Auto Kaiyuan Companies agreed to transfer all of its assets to the Company and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholder, at the Company’s sole discretion, part or all of the shareholders’ equity interests in the Auto Kaiyuan Companies when and, to the extent that, applicable PRC Laws permit the Company to own part or all of such equity interests in the Auto Kaiyuan Companies. According to the Exclusive Equity Interest Transfer Agreement, the purchase price to be paid by the Company to the shareholder of the Auto Kaiyuan Companies will be the minimum amount of consideration permitted by applicable PRC Law at the time when such share transfer occurs.

Equity Pledge Agreement

Pursuant to the Equity Pledge Agreement, the Auto Kaiyuan Companies and their shareholder agreed to pledge all of its equity interest and operating profits to guarantee the performance of the Auto Kaiyuan Companies in the obligation under the Equity Interest Transfer Agreement. In the event of the breach of any conditions of the Equity Interest Transfer Agreement, the Company is entitled to enforce its pledge rights over the equity interests of the Auto Kaiyuan Companies for any losses suffered from the breach.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounts of the Auto Kaiyuan Companies are consolidated in the accompanying financial statements pursuant to FIN 46(R). As a VIE, the Auto Kaiyuan Companies’ sales are included in the Company's total sales, its income from operations is consolidated with the Company’s, the assets and liabilities of the Auto Kaiyuan Companies are consolidated with the Company’s, and the Company’s net income includes all of the Auto Kaiyuan Companies’ net income.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and reflect the consolidated accounts of the Company and its wholly owned subsidiaries and VIEs. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Consolidation of Affiliate

Pursuant to FIN 46 (R), a VIE is required to be consolidated if a party with an ownership, contractual or other financial interest in the VIE, is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both. A variable interest holder that consolidates the VIEs is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46(R) provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

A VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

The Company consolidated the Auto Kaiyuan Companies as the Auto Kaiyuan Companies were deemed to be the VIEs and the Company the primary beneficiary of the Auto Kaiyuan Companies as a result of the execution of a series of enterprise agreements.

Currency Reporting

The Company’s operations in China use the local currency - Renminbi (“RMB”) as its functional currency whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of December 31, 2008 and 2007 and the consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation gain adjustments are recorded as other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of December 31, 2008 and 2007, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute to outside the PRC.

Cash and cash equivalents as of December 31, 2008 and 2007 are held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Group for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of December 31, 2008 and 2007, the Company was required to maintain a fixed deposit of $40,824 and $24,734, respectively as a condition to borrow under bank loan agreements.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of December 31, 2008 and 2007, a majority of the trade receivable balances were due from governmental agencies which the Company believed are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, the management determined no allowance for uncollectible amounts is required.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of automobiles and investment in sales-type leases. Concentrations of credit risk with respect to accounts receivables are reduced because a large number of diverse customers make up the Company’s customer base, thus spreading the trade credit risk.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value automobile inventories and the first-in, first-out method (“FIFO”) to account for parts inventories. A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for down payments for automobile purchases.

Investment in Unconsolidated Subsidiaries

Investment in unconsolidated subsidiaries is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Group’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Group’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Group's share of changes in the unconsolidated subsidiaries' capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated service lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and leasehold improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5-10 years
Company automobiles	3-5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred. The Company determined that there was no impairment of property, equipment and improvements as of December 31, 2008, 2007 and 2006.

Goodwill

Goodwill is the excess of cost over the fair value of tangible and identified intangible assets acquired in business acquisitions.

The following is a summary of the changes in the carrying amount of goodwill during the years ended December 31, 2008, 2007 and 2006:

Balance — January 1, 2006	$153
Additions	7
Foreign currency translation	5
Balance — December 31, 2006	165
Dispositions	(7)
Foreign currency translation	12
Balance — December 31, 2007	170
Additions	780
Dispositions	(22)
Foreign currency translation	13
Balance — December 31, 2008	$941

In accordance with Statement on Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill should be tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. The Company completed impairment tests of goodwill as of December 31, 2008 and 2007. The goodwill test includes determining the fair value the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. The Company determined that there was no impairment of goodwill as of December 31, 2008 and 2007.

Vendor Program

Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor and EITF Issue No. 03-10, Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers. Volume incentive rebates are consideration received from the automotive manufacturers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebates earned in any financial reporting period is recorded as an increase of deposits paid. This same amount is recorded as a reduction of inventory cost or a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly. For the years ended December 31, 2008, 2007 and 2006, the incentive rebates totaled approximately $16,848, $10,031 and $5,429, respectively.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at December 31, 2008 and 2007 approximate their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation against the Company.

Revenue Recognition

Revenues from sale of new automobiles and commercial vehicles are recognized upon delivery, passage of risk and benefit, and signing of the sales contract. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time automobile service or repair work is completed.

Revenue from financing service is recognized as interest income by using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. The interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with the Emerging Issues Task Force consensus on EITF Issue No. 06-03, the Company accounts for value added taxes on a net basis.

Cost of Sales

For new automobile and commercial vehicle sales, cost of sales consists primarily of the Company’s actual purchase price, less manufacturer’s incentives. For the sales of parts and accessories, cost of sales consists primarily of the actual purchase price. For service and body shop operations, technician labor cost is the primary component of cost of sales.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $2,013, $2,090 and $988 for the years ended December 31, 2008, 2007 and 2006, respectively and are included in selling and marketing expense in the accompanying consolidated statements of operations.

Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of two reportable segments: automotive retailing and commercial vehicles sales/leasing. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which requires additional disclosures related to derivatives instruments and hedging activities. These enhanced disclosures will discuss (a) how and why a company uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect a company’s financial position, results of operations and cash flows. SFAS No. 161 is effective for fiscal years beginning on or after November 15, 2008, with earlier adoption allowed. The Company is currently evaluating the impact of adopting SFAS No. 161 and anticipates that this statement will not have a significant impact on the reporting of our results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS No.141(R)”), which replaces SFAS No. 141, Business Combinations. SFAS No.141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS No.141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; non-controlling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No.141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No.141(R) amends SFAS No.109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS No.141(R) would also apply the provisions of SFAS No.141(R). Early adoption is not permitted.

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS No.141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Company is currently evaluating the impact of this new statement on our financial condition and results of operations.

(3)  INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company’s investments in the following entities are accounted for on the equity method:

	Percentage owned at December 31,
	2008	2007

Hebei Junda Auto Sales & Service Co., Ltd	   	50%
Tian Mei Insurance Agency Co., Ltd	<A>	49%
Cangzhou Hengyuan Auto Sales & Service Co., Ltd	30%	30%
Baoding Tianfu Auto Sales & Service Co., Ltd	<B>	<B>
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<B>	<B>
Baoding Tianhong Auto Sales & Service Co., Ltd	<B>	<B>

<A> During the periods presented, the Company acquired a majority equity interest in this entity and the incremental acquired ownership has been accounted for using the purchase method of accounting. A summary of acquisitions is listed in Note 4.

<B> The investments in the companies were disposed in November 2007 for an aggregate sales price of $887. Details of the gain (loss) on disposition of investments are disclosed in Note 16.

    The investment in the company was disposed in June 2008 for a sales price of $432. Details in gain on disposition of investment are disclosed in Note 16.

All of these operations, except Tian Mei Insurance Agency Co., Ltd, which is an insurance agency, are engaged in the sale and servicing of automobiles. The Company’s investment in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to $229 and $770 as of December 31, 2008 and 2007, respectively.

The combined results of operations and financial position of the Company’s equity basis investments are summarized as follows:

	Years Ended December 31,
	2008	2007	2006
Revenues	$7,468	$24,957	$98,166
Gross margin	223	1,050	4,754
Net (loss) income	(75)	608	861
Equity in (loss) earnings of unconsolidated subsidiaries	$(40)	$139	$417

	December 31,
	2008	2007
Current assets	$644	$1,475
Non-current assets	446	469
Total assets	1,090	1,944
Current liabilities	327	371
Equity	763	1,573
Total liabilities and equity	$1,090	$1,944

(4)   BUSINESS ACQUISITIONS

The Company acquired various automotive retail franchises and related assets during the years ended December 31, 2008, 2007 and 2006. The Company paid in cash approximately $2,992, $3,265 and $3,018 in 2008, 2007 and 2006, respectively for automotive retail acquisitions. The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

	Total %of Equity Interest	2008		2007		2006		Total % of Equity
	as of December 31, 2008	% of Equity Acquired	Acquisition Price	% of Equity Acquired	Acquisition Price	% of Equity Acquired	Acquisition Price	Interest Prior to 2006

Entities
Baoding Tianhua Auto Trade Co., Ltd	100%	-	$-	30%	$82	-	$-	70%
Hebei Meifeng Auto Sales and Service Co., Ltd	100%	-	-	30%	82	-	-	70%
Hebei Shenkang Auto Trade Co., Ltd	100%	-	-	25%	342	-	-	75%
Yuhua Fengtian Auto Sales and Service Co., Ltd	100%	-	-	10%	274	-	-	90%
Hebei Shengmei Auto Trade Co., Ltd	96%	-	-	10%	68	86%	525	-
Hebei Shenwen Auto Trade Co., Ltd	95%	-	-	5%	68	-	-	90%
Guangdehang Auto Trade Co., Ltd	<A>	-	-	88%	1,205	-	-	-
Hebei Liantuo Auto Trade Co., Ltd	90%	10%	834	10%	685	30%	1,537	40%
Xinghua Fengtian Auto Trade Co., Ltd	<B>	-	-	-	-	-	-	79%
Cangzhou Yicang Auto Sales and Service Co., Ltd	55%	-	-	-	-	15%	199	40%
Hebei Junda Auto Trade Co., Ltd	50%	-	-	50%	411		-	-
Tian Mei Insurance Agency Co., Ltd	100%	51%	37	49%	34		-	-
Hebei Yitong Auto Trade Co., Ltd	60%	55%	1,975		-	5%	98	-
Hebei Shengjie Auto Trade Co., Ltd	   	-	-	1%	14	19%	243	80%
Baoding Tianhong Auto Sales & Service Co., Ltd	<D>	-	-	-	-	20%	256	-
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<D>	-	-	-	-	25%	160	-
Baoding Tianfu Sales & Service Co., Ltd	<D>	-	-	-	-	-	-	35%
Hebei Shengda Auto Trading Co., Ltd	80%	10%	146	-	-	-	-	70%
Total			$2,992		$3,265		$3,018

<A> All of the acquired equity interest was disposed in March 2008 for an aggregate sales price of $1,267; and the transactions were classified as discontinued operations. (See Note 5)

<B> 12% of equity interest was disposed in 2007 for a total consideration of $140. (See Note 16)

    All of the acquired equity interest was disposed in November 2007 for an aggregate sales price of $1,314; and the transactions were classified as discontinued operations. (See Note 5)

<D> All of the acquired equity interest was disposed and the gain (loss) on disposal was recorded as other income (loss) in the consolidated statement of operations. (See Note 16)

The acquisitions were made to increase the asset portfolio to meet for the growing market demand. They were accounted for using the purchase method of accounting in the periods when the Company acquires a majority of the voting rights (i.e. over 50% of equity interest) of the entities whereby the total purchase price, including transaction expenses, was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective fair values. Acquisitions of less than 50% and more than 20% equity interest are accounted for using the equity method (Note 3). The cost method is used for an equity interest of less than 20%.

Purchase price allocations for business combinations accounted for under the purchase method of accounting for the periods ended were as follows:

	December 31,
	2008	2007
Cash	$731	$3,145
Accounts receivable	24	562
Inventory	2,508	825
Prepayment	2,316	647
Prepaid expenses and current assets	404	145
Property, equipment and leasehold improvements	1,489	522
Goodwill	780	214
Total assets acquired	8,252	6,060

Floor plan notes payable	-	(3,701)
Accounts payable and accrued liabilities	2,090	(1,019)
Notes payable	3,080	-

Net assets acquired	3,082	1,340
Less cash acquired	731	(3,145)
Assets acquired, net of cash	$2,351	$(1,805)

The pro forma consolidated results of continuing operations assuming the 2008, 2007, and 2006 acquisitions had occurred at January 1, 2006, are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenues	$446,844	$324,468	$255,747
Gross profit	25,706	19,653	14,408
Operating profit	12,050	7,271	4,848
Net income	$7,542	$5,385	$4,528

The pro forma information is presented for information purposes and may not necessarily reflect the future results of the Company or the results that would have occurred had the acquisitions occurred as of January 1, 2006.

(5)  DISCONTINUED OPERATIONS

On November 7, 2007, the Company sold its 100% interest of an automotive dealer, Hebei Shengjie Auto Trade Co., Ltd, to an unrelated individual for an aggregate sales price of approximately $1,314. On March 27, 2008, an 88% interest of Guangdehang Auto Trade Co., Ltd was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720. Generally, the sale of an automobile dealership is completed within 60 to 90 days after the date of a sales agreement. The operation of the disposed automotive dealers has been segregated and reported as discontinued operations for all the periods presented in the Company’s consolidated statement of operation presented herein. The results of discontinued operation are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenues	$3,715	$6,195	$3,877
(Loss) income from discontinued operations (before income taxes)	(327)	(98)	(87)
Gain on disposal of discontinued operations	183	307	-
(Loss) income from Discontinued operations, net of tax	$(144)	$209	$(87)

The assets and liabilities of these businesses have been classified as from discontinued operations for the consolidated balance sheets presented herein.  The assets and liabilities associated with discontinued operations as of December 31, 2008 and 2007 were as follows:

	December 31,
	2008	2007
Cash	$-	$3,519
Inventory	-	923
Accounts receivable	-	629
Other current assets	-	1,100
Property, equipment and leasehold improvements	-	584
Total assets	-	6,755
Floor plan notes payable	-	4,141
Other current liabilities	-	1,140
Total liabilities	$-	$5,281

(6)  ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	December 31,
	2008	2007
Trade accounts receivable from sales of automobiles	$4,014	$1,489
Contracts-in-transit	43	487
Warranty receivable	215	128
Total	$4,272	$2,104

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the automobiles purchase price financed by customers. These contracts-in-transit are normally collected within the first week following the sale of the related automobiles but not usually longer than 30 days.

The Company performs warranty service work for automobiles sold under a limited warranty provided by manufacturers. The cost of warranty work is reimbursed by the applicable manufacturer at retail consumer rates.

(7)   INVENTORIES

A summary of inventories is as follows:

	December 31,
	2008	2007
New automobiles	$31,068	$23,359
Commercial vehicles	1,232	-
Parts and accessories	4,839	3,440
Others	324	111
Total	$37,463	$26,910

(8)  PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:

	December 31,
	2008	2007
Short term advances	$525	$7,998
Temporary advance to staff	126	401
Bid bonds and deposit for new dealership	1,259	273
Prepaid rental for land	387	249
Deposits for construction-in-progress	-	232
Prepaid other taxes	2,522	158
Others	655	85

Total	$5,474	$9,396

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

(9)  NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:
	December 31,
	2008	2007
Minimum lease payments receivable	$26,409	$-
Less: unearned income	(3,050)	-
Net investment in sales-type leases	23,359	-
Less: Current maturities of net investment in sales-type leases	(14,867)	-
Net investment in sales-type leases, net of current maturities	$8,492	$-

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. Such business segment commenced in April 2008. At December 31, 2008, minimum lease payments for each of the two succeeding fiscal years are $14,867 in 2009 and $8,492 in $2010, respectively.

(10)  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

A summary of property, equipment and leasehold improvements is as follows:

	December 31,
	2008	2007
Land use rights	$2,554	$264
Buildings and leasehold improvements	13,927	10,057
Furniture and fixtures	3,123	1,371
Machinery and equipment	4,448	3,060
Company automobiles	7,579	5,345
Construction-in-progress	16	301
Others	-	38
Total	31,647	20,436

Less: accumulated depreciation and amortization	4,740	2,406
Property, equipment and leasehold improvements, net	$26,907	$18,030

Depreciation and amortization expense was approximately $3,164, $1,707 and $1,073 for the years ended December 31, 2008, 2007 and 2006, respectively. Construction-in-progress represented the cost of construction work of automotive dealerships which had not yet been completed as of the last day of each reporting period. No depreciation expense is recorded for the construction-in-progress until the assets are placed in service.

(11)  OTHER PAYABLES AND ACCRUED LIABILITES

Other payables and accrued liabilities consist of the following:

	December 31,
	2008	2007

Short-term advances	$529	$935
Deposits received	1,430	831
Amounts due to construction-in-progress contractors	368	327
Accrued expenses	186	138
Salary payable	311	123
Dividend payable	292	44
Other current liabilities	2,073	703

Total	$5,189	$3,101

Dividend payable represents the amount due to the minority shareholders of the Company’s VIEs, which is non-interest bearing, unsecured and will be paid in 2009. Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

(12)  FLOOR PLAN NOTES PAYABLE

The Company entered into committed facility lines with several financial institutions affiliated with automobile manufacturers to finance substantially all new automobile inventory purchases. As of December 31, 2008 and 2007, the committed facility lines provided for a maximum borrowing capacity of up to approximately $23,630 and $18,769, respectively for purchases of new automobiles from the automobile manufacturers. These committed facility lines usually have a term of one year with options of extension.

The Company also had financing under floor plan arrangements for a term in a range of 180 days to one year with various lenders not affiliated with manufacturers.

Both of the committed facility lines and floor plan arrangements are collateralized by the inventory purchased and/or guaranteed by certain assets owned by affiliates and are required to be repaid upon the sale of the automobiles that have been financed when the sale proceeds are collected by the Company. Interest rates under the committed facility lines and the floor plan arrangements are charged at the bank’s prime rate and payable on a monthly basis. The floor plan borrowings bear interest at rates in the range of 6.64% to 9.36% as of December 31, 2008. However, certain floor plan notes payable-manufacturer affiliated were interest free in the event the note is repaid in 60-90 days.

The Company considered committed facility lines to a party that is affiliated with auto manufacturers from which the Company purchased new automobile inventory to be “Floor plan notes payable-manufacturer affiliated” and all other floor plan notes payable to be “Floor plan notes payable - non - manufacturer affiliated”.

(13)  NOTES PAYABLE

Notes payable represent loans from financial institutions that were used for working capital and capital expenditures purposes. The notes bear interest at rates in the range of 6.24% to7.56% as of December 31, 2008 and have a term within one year.

	December 31,
	2008	2007
Note payable - bank	$3,628	$5,407
Note payable - manufacturer affiliated	293	1,318
Total	$3,921	$6,725

(14)  NOTES PAYABLE, RELATED PARTIES

Historically, the Company has obtained funding from the Company’s executive management and employees to finance the existing operations, including acquisition of new automobiles. The note agreements are repayable on demand or have a term of one year, and bear an interest rate in a range of 5% to 6%. Since 2007, the Company has been gradually repaying the outstanding balances and it was fully repaid in 2008.

(15)  TRADE NOTES PAYABLE

Trade notes payable are presented to certain automotive manufacturers of the Company as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks and automobile inventories.

(16)  SALE OF INVESTMENT IN AUTOMOTIVE DEALERS

During the years presented, the Company sold investments in certain non-consolidated subsidiaries. The results of operations of the non-consolidated subsidiaries have been included in the consolidated financial statements through the date of disposal. The following table summarizes the investment in the non-consolidated subsidiaries as of the date of sale and the gain on disposal:

	Hebei Junda Auto Trading Co., Ltd	Xinghua Fengtian Auto Trading Co., Ltd	Baoding Tianfu Auto Sales & Service Co., Ltd	Baoding Tian -hong Auto Sales & Service Co., Ltd	Shijia- zhuang Yiyuan Sales & Service Co., Ltd

Disposal Date	Jun. 2008	Dec. 2007	Nov. 2007	Nov. 2007	Nov. 2007
Current assets	$1,615	$4,636	$3,237	$5,138	$2,403
Property, equipment and improvement, net	672	1,104	764	631	196
Total assets	2,287	5,740	4,001	5,769	2,599
Total liabilities	1,520	4,030	2,580	4,310	2,023
Net assets	767	1,710	1,421	1,459	576
% of equity interest disposed	50%	12%	35%	20%	25%
Investment in entities	384	230	470	304	143
Consideration	432	140	460	263	164
Gain (loss) on sales (included in other income)	$48	$(90)	$(10)	$(41)	$21

(17)  INCOME TAXES

Cayman Islands
Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong
The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the years ended December 31, 2008, 2007 and 2006. Therefore, no Hong Kong profit tax has been provided for in the years presented.

China

The regular federal income tax in China is 33%. Certain of the Company’s dealership subsidiaries were granted tax incentives in connection with the compliance with the Employment Promotion Law and the Regulation for the Employment of Disabled Persons whereby the qualified subsidiaries were exempted from paying any income taxes for a period of two to three years or enjoyed a 50% discounted income tax rate. Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%.

The income tax provision (benefit) in the consolidated statements of income is as follows:

	Years Ended December 31,
	2008	2007	2006

Current	$3,441	$1,112	$57
Deferred	(432)	(129)	(86)

Total	$3,009	$983	$(29)

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	December 31,
	2008	2007
Current
Deferred income tax assets:

Accrued liabilities	$-	$57
Deferred expenses	86	-
Tax loss carry forward	934	120

Total deferred income tax assets - current	$1,020	$177

	December 31,
	2008	2007
Non-current
Deferred income tax assets
Depreciation	$230	$65
Appraisal of assets acquired	112	98
Total deferred income tax assets – non-current	342	163

Deferred income tax liabilities:
Appraisal of assets acquired	273	157
Deferred income	474	-
Total deferred income tax liabilities – non-current	747	157
Net deferred income tax (liabilities) assets – non-current	$(405)	$6

At December 31, 2008, the Company had $3,298 of taxable loss carry forwards that expire through December 31, 2012.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Years Ended December 31,
	2008	2007	2006

Statutory rate	25.0%	33.0%	33.0%
Non-taxable income	(2.0)	(14.9)	(38.5)
Tax effect of tax losses recognized (utilized)	7.3	(0.2)	2.7
Tax effect of unrecognized temporary differences	(3.4)	(0.2)	1.8

Effective tax rate	26.9%	17.7%	(1.0)%

On January 1, 2007, the Company adopted the provisions of FIN 48. This interpretation requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions, in accordance with FIN 48, and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the year ended December 31, 2008.

(18)  DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of the companies; it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

(19)  COMMITMENTS

Dealership Agreements

The Company operates dealerships under franchise agreements with a number of automotive manufacturers. These agreements are non-exclusive agreements that allow the Company to stock, sell and service cars, equipment and products of the automotive manufacturers in the Company’s defined market. The agreements allow the Company to use the Manufacturers’ names, trade symbols and intellectual property. The manufacturers have the right to approve the changes of ownership of the dealers and the agreements expire as follows:

Distributor	Expiration Date	Percentage of sales for the Years Ended December 31,
		2008	2007	2006

Audi	2008 - 2009	26%	29%	*
Toyota	2008 - 2009	17%	17%	25%
Beijing Hyundai	2009 - Indefinite	18%	16%	30%
Buick	2008 - 2010	10%	*	*
BMW	2009	*	11%	13%
Ford	2010 - Indefinite	*	*	15%
Chevrolet	2009	*	*	*
MAZDA	2009	-	*	-
ROEWE	2010	*	*	-
ISUZU	Indefinite	-	*	*
Cadillac	2009	*	*	-
Peugeot	2009	*	*	-

* represented less than 10% of sales generated for the periods.

Capital Commitments

From time to time, the Company engages in construction contracts to add new and expanded dealership capacity which typically involve a significant capital commitment. Future minimum payments under the construction contracts as of December 31, 2008 are $45.

Lease Commitments

The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense amounted to $1,348, $871 and $563 for the years ended 2008, 2007 and 2006, respectively.

Future minimum payments under long-term, non-cancelable leases as of December 31, 2008, are as follows:

Years Ending December 31,	Future minimum payments

2009	$1,748
2010	1,659
2011	1,473
2012	1,299
2013	1,328
2014 and later	17,599
Total	$25,106

(20)  SEGMENT REPORTING

The Company measures segment profit (loss) as operating profit (loss) less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the chief financial officer in determining the performance of the business.  Prior to January 1, 2008, the Company had operated in a single operation and reporting segment of automotive retail sales and service. During 2008, the Company developed another business segment – commercial vehicles sales/leasing. Information regarding the two operating segments is presented in the following tables:

	Year ended December 31, 2008
	Automotive retailing	Commercial vehicles	Total

Revenue	$406,526	$34,059	$440,585
Interest revenue	549	2,250	2,799
Interest expense	2,800	5	2,805
Depreciation and amortization	2,913	251	3,164
Total profit from reportable segments	11,175	1,370	12,545
Equity in loss of unconsolidated subsidiaries			(40)
Minority interest			(1,309)

Income before income taxes			$11,196

(21)  RELATED PARTY BALANCES AND TRANSACTIONS

During the years presented, the Company paid certain operating expenses on behalf of various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which were formerly controlled by the Company. The Company has advanced these funds to each of these companies on a non-interest bearing and unsecured basis.  Such advances are due on demand by the Company. The outstanding amounts due from related parties as of December 31, 2008 and 2007 were as follows:

		December 31,
	Notes	2008	2007

Due from affiliates:

Shijazhuang Zhicheng Property Management Co., Ltd.	(1)	$-	$2,634
Kinbow Capital & Holding Group Co., Ltd	(1)	-	1,615
Beijing Qianbo Auto Trading Co., Ltd	(1)	-	1,033
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	-	205

Total		$-	$5,487

		December 31,
	Notes	2008	2007

Due from unconsolidated subsidiary:
Cangzhou Hengyuan Auto Trading Co., Ltd.	(2)	$529	$-

Notes:

(1)  Companies controlled by the Company’s ultimate shareholder prior to Spring Creek Acquisition Corp.’s (“Spring Creek”) acquisition of the Company, Ms. Yan Wang.

(2)  Companies that were formerly owned by the Company.

During the years presented, the Company has borrowed from various companies affiliated with Mr. Li, and companies which are formerly controlled by the Company. Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of December 31, 2008 and 2007 were as follows:

		December 31,
	Notes	2008	2007

Due to affiliates:

Mr. Li	(3)	$5,125	$-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	769	136
Hebei Shengrong Auto Parts Co., Ltd	(2)	-	1,895
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	-	41
Baoding Tianfu Auto Trading Co., Ltd		-	3
Total		$5,894	$2,075

Notes:
(1)  Companies controlled by the Company’s ultimate shareholder prior to Spring Creek’s acquisition of the Company, Ms. Yan Wang.
(2) Companies that were formerly owned by the Company.
(3) The Company’s Chairman and CEO.

During the years presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

			Years Ended December 31,
	Notes		2008	2007	2006

Related Parties Transactions

Hebei Kaiyuan Doors & Windows Manufacturing Co., Ltd	(1)	(a)	$-	$8,649	$-
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(b)	3,937	2,529	-
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(a)	3,911	-	-
Hebei Beiguo Kaiyuan Shopping Mall Co., Ltd	(2)	(b)	-	2,058	10,577
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(a)	39,553	1,958	-
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(b)	2,770	-	3,853
Hebei Kaiyuan Real Estate Co., Ltd	(1)	(e)	757	-	1,129
Kinbow Capital & Holding Group Co., Ltd	(1)	(b)	374	973	1,054
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	(a)	-	-	615
Beijing Tonghe Shenyuan Business & Trading Co., Ltd	(1)	(b)	360	460	-
Beijing Qianbo Auto Trading Co., Ltd	(1)	(b)	3,009	394	571
Beijing Qianbo Auto Trading Co., Ltd	(1)	(c)	81	183	35
Beijing Qianbo Auto Trading Co., Ltd	(1)	(d)	271	-	232
Beijing Qianbo Auto Trading Co., Ltd	(1)	(e)	-	-	176
Baoding Tianfu Auto Trading Co., Ltd	(2)	(b)	-	-	100
Baoding Tianfu Auto Trading Co., Ltd	(2)	(c)	-	84	58
Baoding Tianfu Auto Trading Co., Ltd	(2)	(d)	2	48	9
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	(a)	420	39	-
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	(b)	-	-	125
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1)	(a)	144	-	-
Beijing Kinbow Sunshine Auto Trading Co., Ltd	(1)	(d)	-	-	126
Hebei Xinchang Shengyuan Auto Sales Co., Ltd	(2)	(b)	576	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(b)	648	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(c)	1,831	-	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(d)	1	-	-
Hebei Xuwei Trading Co., Ltd	(1)	(a)	2,476	-	-
Hebei Xuwei Trading Co., Ltd	(1)	(b)	2,476	-	-
Hebei Shengrong Auto parts Co., Ltd	(2)	(b)	12,369	-	-
Hebei Guangdehang Auto Trading Co., Ltd	(2)	(c)	2	-	-
Hebei Guangdehang Auto Trading Co., Ltd	(2)	(d)	4	-	-

Notes:

(1)  Companies controlled by the Company’s ultimate shareholder prior Spring Creek’s acquisition of the Company, Ms. Yan Wang.

(2)  Companies that were formerly owned by the Company.

Nature of transaction:

(a) Loan to the Company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b) Short-term advance from the Company. The amounts were interest-free, unsecured and payable on demand.

(c) Sale of automobiles to the Company during the year.

(d) Purchase of automobiles from AutoChina during the year.

(e) Sales of investments in subsidiary / affiliates during the year.

Mr. Li, AutoChina’s Chairman and CEO, is the indirect beneficial owner of approximately 15.28% of Beiguo Commercial Building Limited. Commencing in September 2008, Beiguo began to provide short term financing for the Company’s commercial vehicle financing business. The Company pays a financing charge of approximately 4% per annum premium to Beiguo for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company.

(22)  SUBSEQUENT EVENTS

On February 4, 2009, the Company entered into a definitive share exchange agreement with Spring Creek Acquisition Corporation, a company quoted on OTC Bulletin Board (“Spring Creek”), whereby Spring Creek will issue 8,606,250 ordinary shares in exchange for 100% of the Company, subject to Spring Creek’s shareholder approval. After the closing, Spring Creek will have approximately 15.1 million basic and 17.7 million fully diluted ordinary shares outstanding. The Company’s current shareholders will then own approximately 48.7% of the total issued and outstanding shares in the pro-forma company on a fully diluted basis based on a share price of $8.00 each.

On April 9, 2009, the shareholders approved the merger, and the merger became effective.